WHITE & CASE

White & Case LLP
601 Thirteenth Street, NW
Washington, DC 20005-3807

Tel + 1 202 626 3600
Fax + 1 202 639 9355
www.whitecase.com

November 18,2004

NOV 1 8 2004

BY HAND

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

04046294

Re: Sahaviriya Steel Industries Public Company Limited Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Steel Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, reviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended September 30, 2004 and explanation of difference in result of operation for the quarter ended September 30, 2004 and 2003.

In addition, please find attached the report resolutions of the Board of Director's Meeting No. 1/2004, and submitted to the Stock Exchange of Thailand on February 26, 2004.

Please contact Daniel J. Duncan of this office at (202) 626-3630 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case

Enclosure

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
SSI
ISO 9001
ISO 14001
TIS 18001
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

Our Ref: 01/030 - 010/2547 November 12, 2004

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2004 and explanation of difference in result of operation for the quarter ended September 30, 2004 and 2003

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended September 30, 2004 and 2003 which is higher than 20 percent as follows:

1) The company realized 9,609.3 million Baht revenue from sale of hot rolled coils (431,734 metric tonne at an averaged selling price of 22,257 Baht/MT), higher than 7,239.3 million Baht revenue during the same period in 2003 (481,963 MT at an averaged price of 15,020 Baht/MT). The company also recorded 68.4 million Baht sales of steel scrap compared with 77.8 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,353.1 million Baht, compared with 1,030.9 million Baht gross profit from sales and service during the same period in 2003.

   The company and subsidiaries recorded 27.2 million Baht in other revenue (which included 3.4 million Baht gain from foreign exchange), while during the same period in 2003 the company recorded 159.8 million Baht in other revenue (which included 143.0 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 116.3 million Baht, compared with 135.2 million Baht during the same period of last year.

3) The company and subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 17.2 million Baht, compared with a reversal of provision for doubtful of a subsidiary in the amount 11.0 million Baht during the same period of last year.

4) The company and subsidiaries registered 1,281.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 1,066.5 million Baht during the same period in 2003.

5) Interest expenses on short-term and long-term loan totaled 100.8 million Baht (consisting of 97.3 and 3.5 million Baht interest of the company and subsidiaries, respectively), lower than 171.0 million Baht interest expense during the same period in 2003 (consisting of 166.3 and 4.7 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 9.8 million Baht, compared with 4.5 million Baht during the same period in 2003.

7) The company and subsidiaries recorded gain before minority interest of 1,170.6 million Baht, compared with 891.1 million Baht gain before minority interest during the same period in 2003.

8) After minority interest, the company and subsidiries realized a net profit of 1,143.2 million Baht, compared with a net profit of 861.5 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended September 30, 2004 resulted in a net profit compared with a net gain during the same period in 2003 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost is higher and interest expenses is lower.

For your consideration.

Yours faithfully,

Mr. Win Viriyaprapaikit
Authorized Director

Mr. Kamol Juntima
Authorized Director

Deloitte.

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter and nine-month period ended September 30, 2004

Audit . Tax . Consulting . Financial Advisory.

Deloitte.

Dedicated to serving businesses in Thailand for over 65 years

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120
โทร : 66 (0) 2676 5700
แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand
Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at September 30, 2004 and the related consolidated and Company's statements of income for the quarter and nine-month period then ended and the related consolidated and Company's statements of changes in shareholders' equity and cash flows for the nine-month period then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our review. The consolidated financial statements of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the Company's financial statements of Sahaviriya Steel Industries Public Company Limited for the quarter and nine-month period ended September 30, 2003 presented herein for comparison, were reviewed by another auditor of the same firm, whose report thereon dated October 22, 2003, stated that nothing had come to her attention that caused her to believe that the consolidated and the Company's financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We conducted our review in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our review, nothing has come to our attention that causes us to believe that the consolidated and the Company's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated financial statements of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the Company's financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2003 were audited in accordance with generally accepted auditing standards by another auditor of the same firm, whose report thereon dated January 30, 2004 expressed an unqualified opinion on those statements. The consolidated and the Company's balance sheets as at December 31, 2003, presented herein for comparison, were derived from such financial statements. We have not performed any other audit procedures subsequent to such another auditor's report date.

Thanawan Anuratbodee
Certified Public Accountant (Thailand)
Registration No. 3440
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
October 21, 2004

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	2,219,008	108,399	2,179,115	47,049
Current investments (Note 4)	2,878,505	17,495	2,878,505	-
Trade accounts and notes receivable				
Related parties (Note 13.3)	1,235,100	1,787,097	1,219,199	1,765,818
Others	1,141,755	939,795	1,138,110	936,744
	2,376,855	2,726,892	2,357,309	2,702,562
Less Allowance for doubtful accounts (Note 14)	(398,844)	(405,051)	(393,888)	(400,095)
Trade accounts and notes receivable - net	1,978,011	2,321,841	1,963,421	2,302,467
Short-term loans and advances to related parties (Note 13.2)	5,104	3,051	5,132	3,062
Inventories (Note 5)	8,275,959	8,433,439	8,287,293	8,450,417
Other current assets				
Advance payments	1,079,980	682,993	1,081,501	682,989
Refundable value-added-tax	86,015	32,456	84,010	28,265
Other receivables	473	470	719	707
Prepaid expenses	23,193	14,396	21,789	13,310
Deposit at bank used as collateral	16,200	16,200	-	-
Others	65,506	31,106	56,341	18,635
Total Current Assets	16,627,954	11,661,846	16,557,826	11,546,901
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	-	-	856,324	767,143
Other long-term investments (Note 13.1)	561,621	561,621	561,621	561,621
Property, plant and equipment - net (Note 6)	17,528,618	17,009,451	15,445,182	15,061,607
Other non-current assets (Note 7)	41,793	68,592	6,046	13,004
Total Non-Current Assets	18,132,032	17,639,664	16,869,173	16,403,375
TOTAL ASSETS	34,759,986	29,301,510	33,426,999	27,950,276

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 8)				
Short-term loans	-	290,000	-	290,000
Trade finance loans	436,033	-	436,033	-
Trade accounts and notes payable	1,993,345	1,211,787	2,009,873	1,194,118
Current portion of long-term loans (Note 9)	607,597	240,663	388,000	-
Current portion of debentures (Note 10)	720,000	-	720,000	-
Current portion of liabilities under hire-purchase agreements	1,357	6,179	290	2,627
Other current liabilities				
Accrued expenses	158,559	209,151	171,958	219,224
Others	407,289	134,861	367,900	72,163
Total Current Liabilities	4,324,180	2,092,641	4,094,054	1,778,132
NON-CURRENT LIABILITIES				
Long-term loans (Note 9)	7,594,285	6,794,016	7,212,000	6,400,000
Debentures (Note 10)	2,530,000	4,000,000	2,530,000	4,000,000
Other non-current liabilities				
Liabilities under hire-purchase agreements	661	4,706	109	3,451
Total Non-Current Liabilities	10,124,946	10,798,722	9,742,109	10,403,451
TOTAL LIABILITIES	14,449,126	12,891,363	13,836,163	12,181,583

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
1,310,128,000 ordinary shares of Baht 10.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT) ON CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 6.2)	5,668,897	5,984,283	5,668,897	5,984,283
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	2,991,939	(1,145,590)	2,991,939	(1,145,590)
Total Company Shareholders' Equity	19,590,836	15,768,693	19,590,836	15,768,693
MINORITY INTEREST	720,024	641,454	-	-
Total Shareholders' Equity	20,310,860	16,410,147	19,590,836	15,768,693
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	34,759,986	29,301,510	33,426,999	27,950,276

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
REVENUES				
Revenues from the sales of goods	9,678,833	7,318,373	9,677,696	7,317,067
Revenues from the rendering of services	49,201	52,130	-	-
Other income				
Gain on exchange	3,401	142,956	4,254	143,655
Others	23,818	16,820	23,319	7,210
Share of profit from investment using the equity method	-	-	30,577	31,652
Total Revenues	9,755,253	7,530,279	9,735,846	7,499,584
EXPENSES				
Cost of the sales of goods	8,311,037	6,259,876	8,397,127	6,352,705
Cost of the rendering of services	63,884	79,738	-	-
Selling and administrative expenses	113,205	134,091	102,377	118,234
Doubtful accounts (Reversal)	(17,228)	(11,021)	(6,207)	-
Other expenses				
Loss on disposal and obsolescence of equipment	1,237	74	1,202	6
Others	828	-	-	-
Directors' remuneration	1,010	1,000	870	840
Total Expenses	8,473,973	6,463,758	8,495,369	6,471,785

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		1,281,280	1,066,521	1,240,477	1,027,799
INTEREST EXPENSE		100,818	170,954	97,282	166,321
INCOME TAX EXPENSE		9,819	4,466	-	-
INCOME AFTER TAX		1,170,643	891,101	1,143,195	861,478
NET INCOME OF MINORITY INTEREST		(27,448)	(29,623)	-	-
NET INCOME		1,143,195	861,478	1,143,195	861,478
EARNINGS PER SHARE (Note 11)					
Basic earnings per share	BAHT	0.87	1.01	0.87	1.01
Diluted earnings per share	BAHT	-	0.72	-	0.72
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	1,310,128	853,000	1,310,128	853,000
Diluted earnings per share	'000 SHARES	-	1,310,143	-	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
REVENUES				
Revenues from the sales of goods	26,294,102	22,308,467	26,291,359	22,305,837
Revenues from the rendering of services	170,023	179,696	-	-
Other income				
Gain on exchange	-	206,903	1,649	207,908
Others	55,405	57,948	55,658	44,568
Share of profit from investment using the equity method	-	-	95,643	109,047
Total Revenues	26,519,530	22,753,014	26,444,309	22,667,360
EXPENSES				
Cost of the sales of goods	21,253,737	18,797,643	21,518,100	19,087,136
Cost of the rendering of services	200,812	221,122	-	-
Selling and administrative expenses	359,309	541,553	322,722	492,916
Doubtful accounts (Reversal)	(28,249)	(26,957)	(6,207)	-
Other expenses				
Loss on exchange	392	-	-	-
Loss on disposal and obsolescence of equipment	161,207	8,107	160,988	7,865
Others	2,388	-	1,533	-
Directors' remuneration	5,650	8,885	5,190	8,405
Total Expenses	21,955,246	19,550,353	22,002,326	19,596,322

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		4,564,284	3,202,661	4,441,983	3,071,038
INTEREST EXPENSE		316,780	589,291	304,454	571,665
INCOME TAX EXPENSE		25,195	13,482	-	-
INCOME AFTER TAX		4,222,309	2,599,888	4,137,529	2,499,373
NET INCOME OF MINORITY INTEREST		(84,780)	(100,515)	-	-
NET INCOME		4,137,529	2,499,373	4,137,529	2,499,373
EARNINGS PER SHARE (Note 11)					
Basic earnings per share	BAHT	3.16	2.93	3.16	2.93
Diluted earnings per share	BAHT	-	2.17	-	2.17
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	1,310,128	853,000	1,310,128	853,000
Diluted earnings per share	'000 SHARES	-	1,310,143	-	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	(5,848,037)	397,173	9,348,075
Amortization	-	-	(242,500)	-	-	(242,500)
Net income	-	-	-	2,499,373	-	2,499,373
Minority interest increase	-	-	-	-	97,510	97,510
Ending balance, September 30, 2003	8,530,000	-	6,026,439	(3,348,664)	494,683	11,702,458
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	(1,145,590)	641,454	16,410,147
Amortization	-	-	(315,386)	-	-	(315,386)
Net income	-	-	-	4,137,529	-	4,137,529
Minority interest increase	-	-	-	-	78,570	78,570
Ending balance, September 30, 2004	13,101,280	(2,171,280)	5,668,897	2,991,939	720,024	20,310,860

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	(5,848,037)	8,950,902
Amortization	-	-	(242,500)	-	(242,500)
Net income	-	-	-	2,499,373	2,499,373
Ending balance, September 30, 2003	8,530,000	-	6,026,439	(3,348,664)	11,207,775
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	(1,145,590)	15,768,693
Amortization	-	-	(315,386)	-	(315,386)
Net income	-	-	-	4,137,529	4,137,529
Ending balance, September 30, 2004	13,101,280	(2,171,280)	5,668,897	2,991,939	19,590,836

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	4,137,529	2,499,373	4,137,529	2,499,373
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (Reversal)	(28,249)	(26,957)	(6,207)	-
Depreciation	449,167	457,889	383,237	398,429
Amortization	11	-	-	-
Provision for diminution in value				
of inventories (Reversal)	(6,373)	(4,916)	(6,373)	(4,916)
Additional (deduction of) interest on debt restructuring	(1,530)	157,539	-	161,516
Realized gain on exchange	(1,159)	(164,885)	(1,159)	(164,885)
Unrealized gain on exchange	(19,331)	(15,115)	(19,331)	(15,115)
Gain on sales of current investment	-	(15,036)	-	-
Gain on sales of property, plant and equipment	(1,213)	(383)	(1,172)	(383)
Loss on disposal of property, plant and equipment	161,207	39,169	160,988	38,927
Gain on redemption of debentures before maturity	(5,853)	-	(5,853)	-
Share of profit from investments using				
the equity method	-	-	(95,643)	(109,047)
Minority interest	84,780	100,515	-	-
Net income from operations before				
changes in operating assets and liabilities	4,768,986	3,027,193	4,546,016	2,803,899
Operating assets (increase) decrease				
Trade accounts and notes receivable - related parties	551,997	(357,142)	546,619	(356,500)
Trade accounts and notes receivable - others	(203,159)	(263,748)	(202,567)	(263,721)
Inventories	163,853	2,346,979	169,497	2,368,354
Short-term loans and advances to related parties	(53)	58	(70)	135
Advances to director	-	2,742	-	-
Advance payments	(396,986)	(188,372)	(398,512)	(188,386)
Refundable value-added-tax	(53,559)	76,743	(55,746)	79,079
Other receivables	22,039	23,705	(11)	1,021
Prepaid expenses	(8,797)	(12,438)	(8,479)	(11,801)
Other current assets - others	(1,871)	8,577	(5,178)	(2,894)
Other non-current assets	27,644	(76,981)	6,958	(7,057)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Trade accounts and notes payable	774,573	(388,724)	808,771	(395,667)
Accrued expenses	(50,591)	(55,031)	(47,266)	(54,723)
Other current liabilities - others	269,800	85,557	293,110	85,503
Net cash provided by operating activities	5,863,876	4,229,118	5,653,142	4,057,242
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash paid for purchases of current investments	(2,861,010)	(150,000)	(2,878,505)	-
Cash paid for purchases of property, plant and equipment	(1,452,364)	(572,152)	(1,237,093)	(442,974)
Proceeds from sales of property, plant and equipment	1,583	1,197	1,543	1,197
Proceeds from sales of current investments	-	367,531	-	-
Short-term loans and advances to related parties	(2,000)	(3,000)	(2,000)	(3,000)
Net cash used in investing activities	(4,313,791)	(356,424)	(4,116,055)	(444,777)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loan decrease	(290,000)	(884,000)	(290,000)	(884,000)
Trade finance loans increase (decrease)	434,805	(1,901,784)	434,805	(1,901,784)
Cash repayment of long-term loans	(151,267)	(4,985,996)	-	(4,848,769)
Proceeds from long-term loans	1,320,000	-	1,200,000	-
Cash repayment for early redemption of debentures	(744,147)	-	(744,147)	-
Proceeds from issuance of debentures	-	4,000,000	-	4,000,000
Cash repayment for early redemption of long-term liabilities under hire-purchase agreements	(5,867)	(4,592)	(5,679)	(2,673)
Cash repayment of liability for purchase of land	(3,000)	(2,000)	-	-
Net cash provided by (used in) financing activities	560,524	(3,778,372)	594,979	(3,637,226)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
Net increase (decrease) in cash and cash equivalents	2,110,609	94,322	2,132,066	(24,761)
Cash and cash equivalents as at January 1	108,399	111,109	47,049	44,540
Cash and cash equivalents as at September 30	2,219,008	205,431	2,179,115	19,779
Supplemental cash flow information:				
Cash paid for interest	378,547	476,520	359,392	454,586
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	1,012	3,659	-	3,219
Transfer of long-term loans to current portion	607,597	238,402	388,000	-
Transfer of debentures to current portion	720,000	-	720,000	-
Amortization of unrealized increment per asset appraisal	218,937	240,416	206,265	234,284

See notes to the interim financial statements

1. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Since 2002, the Government continuously issued various measures regarding the antidumping and countervailing of imported goods with the measures which are still in effect as follows:

1. On May 22, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 7, 49, 51, 53, 57 and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement that the Committee had an ultimate judgement on May 16, 2003 that there were a dumping and a damage from the dumping of coil and non-coil hot rolled steel originated from 14 countries according to Section 19 (1) of the Antidumping and Countervailing Act B.E. 2542, thus the antidumping duties are imposed which minimum and maximum rates are in the range between 3.45% to 128.11% of CIF value for the period of 5 years from May 22, 2003, except the imported hot rolled steel for re-export.

2. On July 11, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the exemption of antidumping duties for coil and non-coil hot rolled steel imported for cold-rolling and further processing for downstream users and assigned the Department of Foreign Trade to monitor the import under the pre-determined volume for the period of 5 years from July 21, 2003 to May 26, 2008.

3. On March 11, 2004, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the antidumping duties for coil and non-coil hot rolled steel originated from 14 countries at zero% of CIF for the period of 6 months from March 19, 2004 to September 18, 2004. At present, the antidumping duties are imposed at the rates as stated in item 1 above.

As a result of continuous measures of the Government as mentioned above, the Company has significant amount of profit from its operations attributable to significant increase in sales volume, which domestic demand for hot rolled steel increased from economic recovery in construction and auto-mobile industries and the increase in average price of hot rolled steel which is in line with the increase in world market price.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

2.1 Format of the interim consolidated and Company's financial statements are presented in accordance with the Notification of the Department of Commercial Registration (Currently the Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2544".

The Company prepares its interim financial statements in conformity with accounting standards which is related to interim financial statements and practices generally accepted in Thailand.

2.2 The results of operations for the nine-month period ended September 30, 2004 are not necessarily indicative of the operating results anticipated for the full year.

2.3 The consolidated and Company's balance sheets as at December 31, 2003, presented herein for comparison, have been derived from the financial statements of the Company for the year then ended which have been audited.

.../2

2.4 Certain financial information which is normally included in the annual financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. Therefore, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2003.

2.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

2.6 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

2.7 Format of the interim consolidated and Company's financial statements are presented in accordance with the Explanation of the Department of Business Development dated November 5, 2003 regarding "The Brief Particulars in the Financial Statements (No.2) B.E.2546" by presenting the premium on ordinary shares in the net amount after offsetting with the discount on ordinary shares in the interim financial statements for the nine-month period ended September 30, 2004. Such reclassification has been made to the interim financial statements for the nine-month period ended September 30, 2003 to conform to the classification used in the current period's interim financial statements.

2.8 The financial statements for the year ended December 31, 2003 have been reclassified to conform to the classifications presented in the interim financial statements for the nine-month period ended September 30, 2004. Such reclassifications are as follows:

- Other long-term investments totalling Baht 561,621,446 which was previously presented as part of investments using the equity method in the financial statements for 2003 was reclassified to be presented as other long-term investments.

- Accounts payable for machinery and equipment purchased and other payable totalling Baht 26,323,173 which were previously presented as part of trade accounts and notes payable in the financial statements for 2003 were reclassified to be presented as part of other current liabilities.

The interim financial statements for the nine-month period ended September 30, 2003 have been reclassified to conform to the classifications presented in the interim financial statements for the nine-month period ended September 30, 2004. Such reclassification is as follows:

- Commission expense for the nine-month period ended September 30, 2003 of Baht 7,682,289 which was previously presented as a deduction from revenues from the sale of goods, was reclassified to be presented as part of selling and administration expenses.

2.9 Additional information regarding related party transactions have been disclosed in Note 13 to the interim financial statements for the quarter and nine-month period September 30, 2004, and such additional information has also been disclosed in the interim financial statements for the quarter and nine-month period ended September 30, 2003 to conform to the disclosure in the current period's interim financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2003.

4. CURRENT INVESTMENTS

Current investments consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004	**December 31, 2003**	**September 30, 2004**	**December 31, 2003**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Fixed deposit for 1 year	-	17,495	-	-
Bond and treasury bills, net	2,878,505	-	2,878,505	-
	2,878,505	17,495	2,878,505	-

Bond and treasury bills of Baht 2,878,504,676 as of September 30, 2004 comprise bonds of Bank of Thailand with face value of Baht 250,000,000 and maturity of 48 days and treasury bills of the Bank of Thailand with face value of Baht 2,630,000,000 and maturity of 26 days, which are presented net of deferred interest income amounting to Baht 1,495,324.

5. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004	**December 31, 2003**	**September 30, 2004**	**December 31, 2003**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Finished goods	2,534,348	2,535,057	2,545,006	2,550,903
Raw materials	2,351,160	3,853,250	2,360,495	3,874,624
Spare parts and consumable goods	1,037,015	961,577	1,028,356	941,335
Goods in transit	2,615,870	1,352,362	2,615,870	1,352,362
	8,538,393	8,702,246	8,549,727	8,719,224
Less Provision for loss on diminution in value of spare parts and consumable goods	(262,434)	(268,807)	(262,434)	(268,807)
	8,275,959	8,433,439	8,287,293	8,450,417

As at September 30, 2004 and December 31, 2003, all finished goods and raw materials are pledged as collateral for short-term and long-term loans from banks (see Notes 8 and 9).

6. PROPERTY, PLANT AND EQUIPMENT - NET

6.1 As at September 30, 2004 and December 31, 2003, certain land, buildings and machinery representing approximately 83% and 89%, respectively of the total net book value of such assets are mortgaged as collateral for bank overdrafts, loans from banks, long-term loans and debentures (see Notes 8, 9 and 10).

6.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first appraisal in 1997. In 2003, Prachuap Port Company Limited engaged such company to reappraise its berth and facilities for the second time after the first appraisal in 1998. The appraisal reports submitted by the appraiser were as of December 11, 2002 and August 28, 2003, respectively.

The results of the second appraisals of the Company and subsidiary were as follows:

		Baht : '000
	The Company only	**Subsidiary**
Appraisal increment - net		
Land	3,902	3,689
Buildings	241,085	1,919
Machinery	5,365,065	-
Facilities	10,700	126,348

The increment from the appraisal was recorded in the account as unrealized increment per assets appraisal and was included as part of shareholders' equity. The decrease was recorded in the statement of income for the year the revaluation was performed.

The method of appraisal for the value of buildings, machinery, berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

In addition, the Company and such subsidiary has evaluated the recoverable amounts by using the discounted cash flow method, and have determined that the recoverable amounts to be higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at September 30, 2004 and December 31, 2003, the Company, a subsidiary and a related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY				
	September 30, 2004				
	Land	**Building**	**Machinery**	**Berth and Facilities**	**Total**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
Unrealized increment per assets appraisal of :					
The Company	3,902	204,630	4,746,038	9,072	4,963,642
The subsidiary	1,706	996	-	140,932	143,634
The related company	-	-	561,621	-	561,621
	5,608	205,626	5,307,659	150,004	5,668,897

	CONSOLIDATED AND THE COMPANY ONLY December 31, 2003				
	Land	Building	Machinery	Berth and Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	220,041	5,038,852	9,770	5,272,565
The subsidiary	1,847	1,266	-	146,984	150,097
The related company	-	-	561,621	-	561,621
	5,749	221,307	5,600,473	156,754	5,984,283

6.3 The Company has the assets which are fully depreciated but are still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
	Baht'000	Baht'000	Baht'000	Baht'000
Cost of assets (excluded appraisal increase) before fully depreciated	370,534	335,910	282,509	255,332

6.4 The Company may be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 22.5 million, located on the leased land under dispute. Currently, the case is pending in the Supreme Court.

6.5 As at September 30, 2004 and December 31, 2003, the Company and subsidiary capitalized interest expenses incurred from loans for the construction projects as part of cost of assets in the amount of Baht 31.7 million and Baht 4.5 million, respectively.

7. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
	Baht'000	Baht'000	Baht'000	Baht'000
Deposits	40,948	68,592	6,046	13,004
Software licenses - net	845	-	-	-
Receivable from cancellation of shipbuilding contract	88,608	110,650	-	-
	130,401	179,242	6,046	13,004
Less Allowance for doubtful account - Receivable from cancellation of shipbuilding contract	(88,608)	(110,650)	-	-
	41,793	68,592	6,046	13,004

Receivable from cancellation of shipbuilding contract represented the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract with the supplier relating to the tugboats. The supplier agreed to return all the money received of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. From 2002 to September 30, 2004, the subsidiary received total repayment of USD 1.80 million or Baht 79.35 million. However, the subsidiary has provided for the allowance for doubtful debt for the remaining amount as at September 30, 2004 and December 31, 2003, due to the uncertainty of the recoverability.

.../6

8. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at September 30, 2004 and December 31, 2003, the Company has short-term trade financing facilities from financial institutions according to the loan agreement dated September 15, 2003 with a total maximum credit limit of Baht 17,000 million. The trade financing facilities include bank overdraft, letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Note 5).

As at September 30, 2004 and December 31, 2003, the Company has unused short-term credit facilities of Baht 5,695 million and Baht 8,605 million, respectively, from the revolving trade financing facilities. Fee and withdrawal terms are in accordance with the long-term loan agreement.

9. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004 Baht'000	December 31, 2003 Baht'000	September 30, 2004 Baht'000	December 31, 2003 Baht'000
Loan repayable semi-annually from March 2005 onwards	5,600,000	5,600,000	5,600,000	5,600,000
Loan repayable semi-annually from June 2005 onwards	1,000,000	-	1,000,000	-
Loan repayable semi-annually from September 2005 onwards	1,000,000	800,000	1,000,000	800,000
Loan repayable monthly from April 2002 - May 2003 and semi-annually from June 2003 onwards	397,503	548,770	-	-
Loan repayable monthly from March 2005 onwards	200,000	80,000	-	-
	8,197,503	7,028,770	7,600,000	6,400,000
Less Current portion	(607,597)	(240,663)	(388,000)	-
	7,589,906	6,788,107	7,212,000	6,400,000
Add Difference of interest per effective interest rate and interest rate per debt restructuring agreement	4,379	5,909	-	-
	7,594,285	6,794,016	7,212,000	6,400,000

The Company and subsidiary have long-term loan agreements as follows:

1. On September 15, 2003, the Company and the lending banks entered into the credit facilities agreement. The details of such loans are as follows:

   1.1 Long-term loans amounting to Baht 8,000 million with the lending banks which consist of convertible debentures of Baht 2,400 million, that were all converted into ordinary shares in December 2003, and long-term loan of Baht 5,600 million with 10 year maturity, interest rates at an average MLR less 1.5% per annum from the agreement date to the third year, at an average MLR less 1% per annum from the third year to the fifth year and at an average MLR less 0.5% per annum from the fifth year onwards, such interest rates must not be less than interest rate of secured debentures (see Note 10) plus 0.75% per annum. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from March 31, 2005.

   During the quarter ended September 30, 2004, the lending banks have reduced interest rates of long-term loans amounting to Baht 5,600 million from average MLR less 1.5% per annum to fixed rate at 3.5% per annum for the period of 6 months from August 1, 2004 to January 31, 2005.

   1.2 Short-term loan for trade financing with maximum credit of Baht 17,000 million with the existing lenders and other financial institutions (see Note 8).

   Subsequently, on December 29, 2003, the Company and the existing lenders have entered into the credit facility agreement for additional long-term loans of Baht 2,000 million with 3.5-year maturity and fixed interest rate at 3.75% per annum. The interest is payable semi-annually and principal repayment is payable in an equal amount semi-annually starting from June 2005. As at September 30, 2004, the Company has already made a withdrawal of Baht 1,000 million and as at December 31, 2003, the Company had not yet made any withdrawal of such long-term loan.

2. On September 11, 2003, the Company entered into a long-term loan agreement with a financial institution amounting to Baht 1,000 million with 10-year maturity, fixed interest rate at 4% per annum from the agreement date to September 30, 2008 and at an average MLR less 0.5% per annum from October 1, 2008 onwards. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from September 30, 2005. As at September 30, 2004 and December 31, 2003, the Company has already made a withdrawal of Baht 1,000 million and Baht 800 million, respectively.

Such loans per items 1 and 2 above are secured by the mortgage of land, buildings, machinery and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Notes 5 and 6.1).

In addition, both loan agreements contain certain covenants regarding the operations, financial ratios and financial position, maintenance of shareholders' equity in Prachuap Port Company Limited at not less than 51% of issued and paid up share capital of such subsidiary and prohibition of dividend payments higher than 60% of net income in each fiscal year. The agreement also includes the covenant on forbidding the Company to pledge its investment in share or create any obligation thereon. The Company thus has to comply with certain conditions contained in such loan agreements.

3. Prachuap Port Company Limited, a subsidiary, entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt included :

   3.1 Extension of all long-term and short-term principal loan amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 9-year maturity, 3-year grace period of principal repayment with principal repayment monthly in the fourth year from April 2002 and principal repayment every 6 months starting from the fifth year on June 30, 2003 with interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank.

.../8

3.2 Modification of terms of payment of Baht 199 million accrued interest into Baht 86 million long-term loan with maturity of 3 years and 1 month, 2-year grace period for principal repayment, no interest charge during the whole life of loan and monthly principal repayment starting from the third year on April 30, 2001. The remaining Baht 113 million is considered as debt forgiveness, provided that such subsidiary complies with the terms of debt restructuring agreement and makes payments in full for the two portions of long-term loan. Such loan is guaranteed by certain directors and the mortgage of land as collateral.

Subsequently, such subsidiary received the letter from the bank to forgive the debt of Baht 113 million, which was effective on October 1, 2003, therefore the subsidiary recognized such amount as gain from debt forgiveness in the statement of income for the year ended December 31, 2003.

4. On September 5, 2003, such subsidiary entered into another long-term loan agreement with a commercial bank totaling Baht 650 million with 6 year maturity, and bearing interest rate at 3 month fixed deposit rate of the bank plus 3%, 3.5%, 4% per annum for the first two years, the third year, and the fourth year onward, respectively. Interest is payable monthly and the grace period for principal is one and a half years, which will be due in February 2005. The first installment payment will be due on the last working day of March 2005 and the following installment payment will be payable at the end of each month. Such long-term loan is secured by the mortgage of land and building and expanding berth construction. As at September 30, 2004 and as at December 31, 2003, such subsidiary made a withdrawal of Baht 200 million and Baht 80 million, respectively.

The above loan agreement contains certain covenants regarding the operations, financial ratios and financial position. The subsidiary thus has to comply with certain conditions contained in above loan agreement.

10. DEBENTURES

Debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004 Baht'000	December 31, 2003 Baht'000	September 30, 2004 Baht'000	December 31, 2003 Baht'000
Debentures	3,250,000	4,000,000	3,250,000	4,000,000
Less Current portion	(720,000)	-	(720,000)	-
	2,530,000	4,000,000	2,530,000	4,000,000

On September 17, 2003, the Company had proceeds from sales of debentures to institutional investors totaling Baht 4,000 million with detail as follows:

1. Secured amortizing debentures No. 1 series 1 of 1,800,000 units with total value of Baht 1,800 million with 3.5 years maturity, which principal will be equally redeemed semi-annually starting from March 17, 2005 and will be due in 2007. The interest rate is fixed at 3.5% per annum and payable semi-annually.

   Secured amortizing debentures No. 1 series 2 of 1,450,000 units with total value of Baht 1,450 million with 4.5 years maturity, which principal will be equally redeemed semi-annually starting from September 17, 2007 and will be due in 2008. The interest rate is floated at the average of 6 month fixed deposit rates of 4 commercial banks plus 2.75% per annum and payable semi-annually.

.../9

2. Secured debentures No. 2 of 750,000 units with total value of Baht 750 million with 5 years maturity after issuing date of debentures, which will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 3% per annum and payable semi-annually.

   Subsequently on April 23, 2004, the Company has redeemed certain portion of such secured debentures of 600,000 units with total face value of Baht 600 million in the amount of Baht 595 million and on August 23, 2004, the Company has redeemed the remaining portion of such secured debentures of 150,000 units with total face value of Baht 150 million in the amount of Baht 149 million.

The debentures are secured by the mortgage of land, buildings, and machinery at current production capacity (see Note 6.1) and machinery, which will be acquired for production capacity expansion project. The proceeds from these debentures were used to repay a portion of long-term loans under restructuring debts agreement and/or investing in the expansion project.

11. EARNINGS PER SHARE

For the quarter and nine-month period ended September 30, 2004, the Company does not have any ordinary shares equivalent for calculation of diluted earnings per share.

For the quarter and nine-month period ended September 30, 2003, the Company has convertible debentures of Baht 2,400 million which the initial conversion price was lower than the average fair value of ordinary shares. Therefore the diluted earnings per share was presented.

12. FOREIGN EXCHANGE RISK MANAGEMENT

As at September 30, 2004 and December 31, 2003, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		September 30, 2004	**December 31, 2003**
Assets	- US Dollar	16,344,902	12,601,271
Liabilities	- US Dollar	54,257,771	24,673,997
	- Italian Lira	51,770,995	51,770,995
	- Deutsche Mark	16,159	16,159
	- Yen	1,957,600	37,600
	- Euro	1,148,089	268,800
	- Pound Sterling	11,015	13,675
	- Swiss Franc	-	396

As at September 30, 2004, the Company entered into hedging contracts for existing assets and committed assets of USD 2.2 million which are due for receipt in 2004 and entered into hedging contracts for existing liabilities and committed liabilities of EUR 26.3 million which are due in 2004.

As at December 31, 2003, the Company did not enter into any hedging contracts to cover assets which were due for receipt in 2004 or for liabilities which were due in 2004.

.../10

13. TRANSACTIONS WITH RELATED PARTIES

The Company and subsidiaries have transactions with related parties. These related parties are investee companies and/or having mutual directors or companies which directors are major shareholders and/or have common directors, and the Company employees' savings cooperative. The financial statements reflect the effects of these transactions on the basis determined by the Company and the subsidiaries and the related parties and are in the ordinary course of business.

13.1 Investments in subsidiary, associate, and related parties

	Types of business	Relationship	Issued and paid up capital	% of Shareholding	Cost	Equity	Consolidated	Dividend Amount
					September 30, 2004			
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	106,911	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	749,413	-	-
					279,000	856,324	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

	Types of Business	Relationship	Issued and Paid up Capital	% of Shareholding	Cost	Equity	Consolidated	Dividend Amount
					December 31, 2003			
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance Service	Shareholder	75,000	99.99	75,000	99,508	-	-
Prachuap Port Company Limited	Deep-sea port services	Shareholder	400,000	51.00	204,000	667,635	-	-
					279,000	767,143	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled Coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

.../11

13.2 Loans and advances between the Company and subsidiary, associates, and related parties

	Balance as at December 31, 2003 Baht'000	Additions Baht'000	Repayments/ Settlements Baht'000	Balance as at September 30, 2004 Baht'000
CONSOLIDATED				
Short-term loan				
Related parties	3,000	5,000	(3,000)	5,000
Advances				
Related parties	51	1,340	(1,287)	104
Total	3,051	6,340	(4,287)	5,104
THE COMPANY ONLY				
Short-term loan				
Related parties	3,000	5,000	(3,000)	5,000
Advances				
Subsidiary company	11	675	(658)	28
Related parties	51	1,340	(1,287)	104
	62	2,015	(1,945)	132
Total	3,062	7,015	(4,945)	5,132

13.3 Business transactions

Balances with related parties in the balance sheets are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004 Baht'000	December 31, 2003 Baht'000	September 30, 2004 Baht'000	December 31, 2003 Baht'000
Trade accounts and notes receivable - net				
Related parties	1,235,100	1,787,097	1,219,199	1,765,818
Less Allowance for doubtful account	(4,956)	(4,956)	-	-
Trade accounts and notes receivable - net	1,230,144	1,782,141	1,219,199	1,765,818
Advance payment				
Subsidiary company	-	-	1,577	-
Other receivables				
Subsidiary company	-	-	431	423
Related parties	124	118	-	-
	124	118	431	423
Other current assets - others				
Subsidiary company	-	-	363	280
Related parties	18,050	14,966	17,386	14,415
	18,050	14,966	17,749	14,695
Other assets				
Related parties	4,840	4,840	3,591	3,591
Trade accounts payable				
Subsidiary company	-	-	30,299	23,467
Related parties	14,561	18,909	14,503	18,799
	14,561	18,909	44,802	42,266
Other accounts payable				
Subsidiary company	-	-	7,817	-
Related parties	87	90	-	-
	87	90	7,817	-
Accrued expenses				
Subsidiary company	-	-	18,886	17,730
Related parties	38,867	23,676	38,867	23,676
	38,867	23,676	57,753	41,406

.../12

Transactions with related parties in the statements of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	For the quarters ended September 30,			
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties	3,605,802	3,582,525	3,605,685	3,582,422
Service income				
Related parties	22,847	25,633	-	-
Other income (before deduction of the related costs)				
Subsidiary company	-	-	1,181	1,153
Related parties	47,026	44,149	46,978	44,090
	47,026	44,149	48,159	45,243
Cost of sales				
Subsidiary company	-	-	86,413	102,232
Related parties	27,964	43,904	27,964	43,904
	27,964	43,904	114,377	146,136
Selling and administrative expenses				
Subsidiary company	-	-	7,224	6,005
Related parties	65,060	58,498	64,079	57,504
	65,060	58,498	71,303	63,509

	CONSOLIDATED		THE COMPANY ONLY	
	For the nine-month period ended September 30,			
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties	11,830,831	9,904,144	11,830,315	9,903,725
Service income				
Related parties	86,544	94,232	-	-
Other income (before deduction of the related costs)				
Subsidiary company	-	-	3,356	3,415
Related parties	148,551	138,823	148,362	136,439
	148,551	138,823	151,718	139,854
Cost of sales				
Subsidiary company	-	-	264,522	289,982
Related parties	740,111	111,072	740,111	111,072
	740,111	111,072	1,004,633	401,054
Selling and administrative expenses				
Subsidiary company	-	-	19,227	21,355
Related parties	172,843	186,030	169,947	183,034
	172,843	186,030	189,174	204,389

The Company has policies to sell the products to shareholders' group and related parties at the same price sold to the third party which is subject to purchased volumes and related marketing factors.

.../13

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are domestic freights are payable at the rates as agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates as determined by the Ministry of Transportation and subject to service volumes and related marketing factors.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates as agreed in the long-term maintenance service agreement of which the terms can be modified according to business circumstances and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

14. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

As at September 30, 2004, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivables aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
6 - 12 months	2	35	-	-
Over 12 months	6	398,844	5	393,888
Total		398,879		393,888
Allowance for doubtful accounts recorded		398,844		393,888

As at December 31, 2003, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 - 6 months	1	211	-	-
6 - 12 months	1	6,207	1	6,207
Over 12 months	6	398,844	5	393,888
Total		405,262		400,095
Allowance for doubtful accounts recorded		405,051		400,095

.../14

15. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of business	Revenues and other income		Net income		Assets employed	
		For the quarter ended September 30,				September 30,	December 31,
		2004	2003	2004	2003	2004	2003
		Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	9,735,846	7,499,584	1,143,195	861,478	33,426,999	27,950,276
West Coast Engineering Company Limited	Maintenance Services	86,590	76,678	7,158	4,318	160,029	175,270
Prachuap Port Company Limited	Deep-sea port services	86,337	111,026	51,769	53,432	2,133,050	2,034,056
		9,908,773	7,687,288	1,202,122	919,228	35,720,078	30,159,602
Less Inter-company transactions		(153,520)	(157,009)	(31,480)	(28,127)	(960,092)	(858,092)
		9,755,253	7,530,279	1,170,642	891,101		
Less Minority interest in net income				(27,447)	(29,623)		
Net income				1,143,195	861,478		
total assets						34,759,986	29,301,510

	Types of Business	Revenues and other Income		Net income	
		For the nine-month periods ended September 30,			
		2004	2003	2004	2003
		Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	26,444,309	22,667,360	4,137,529	2,499,373
West Coast Engineering Company Limited	Maintenance services	246,952	229,195	15,429	10,537
Prachuap Port Company Limited	Deep-sea port services	269,082	311,884	157,030	200,097
		26,960,343	23,208,439	4,309,988	2,710,007
Less Inter-company transactions		(440,813)	(455,425)	(87,679)	(110,119)
		26,519,530	22,753,014	4,222,309	2,599,888
Less Minority interest in net income				(84,780)	(100,515)
Net income				4,137,529	2,499,373

16. COMMITMENTS, LETTERS OF GUARANTEE AND CONTINGENCIES

16.1 The Company has capital commitments regarding the agreements for construction of plant, purchases of machinery and equipment including Pickling and Oiling Plant Project, Capacity Expansion project and related expenses amounting to approximately Baht 435.86 million, USD 3.66 million, EUR 34.17 million, and POUND 0.06 million as at September 30, 2004 and Baht 369.32 million, USD 56.63 million, and EUR 3.95 million as at December 31, 2003.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately USD 122.08 million and EUR 26.57 million as at September 30, 2004 and USD 56.86 million and EUR 4.98 million as at December 31, 2003.

The two subsidiaries have capital commitments regarding capital expenditure and construction contract amounting to approximately Baht 345.84 million and Baht 451.96 million as at September 30, 2004 and December 31, 2003, respectively.

16.2 The Company and subsidiaries have letters of guarantee issued by banks on their behalf amounting to approximately Baht 134.57 million and Baht 94.4 million as at September 30, 2004 and December 31, 2003, respectively, in the normal course of business.

16.3 On April 9, 2003, Pongprasasana Sub-district Office filed a lawsuit against the Company to claim for fee of usage of water from Bangsaphan Dam with the claim of approximately Baht 19 million. On May 30, 2003, the Company defended to the court that the Pongprasasana Sub-district Office has no legal power to administer the collection of water usage fee and has no right to file the lawsuit to the Court. Currently, the lawsuit is pending in the Prachuapkirikan Provincial Court.

16.4 The Company was sued by the Forestry Department in a civil case regarding the project of constructing road to the berth in the amount of approximately Baht 4.9 million. Currently, the case is pending in the Court.

16.5 On March 23, 2004 and March 30, 2004, the Company was the co-defendant in two civil cases involving the total claims of Baht 126 million as a result of incorrect issuing of bills of lading by forwarding agents. The cases are pending at the Primary Court.

17. EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

On October 14, 2004, the Board of Director Meeting No.4/2547 approved the change of par value of ordinary share from Baht 10.00 each to Baht 1.00 each, resulting in the increase in volume of ordinary shares from 1,310,150,000 shares to 13,101,500,000 shares. The Company will hold the Extraordinary Shareholders' Meeting No.1/2547 on November 18, 2004 for approval of such matter.

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)

HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8

โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)

PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421

http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001

Our Ref: 01/030 - 010/2547 November 12, 2004

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2004 and explanation of difference in result of operation for the quarter ended September 30, 2004 and 2003

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended September 30, 2004 and 2003 which is higher than 20 percent as follows:

1) The company realized 9,609.3 million Baht revenue from sale of hot rolled coils (431,734 metric tonne at an averaged selling price of 22,257 Baht/MT), higher than 7,239.3 million Baht revenue during the same period in 2003 (481,963 MT at an averaged price of 15,020 Baht/MT). The company also recorded 68.4 million Baht sales of steel scrap compared with 77.8 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,353.1 million Baht, compared with 1,030.9 million Baht gross profit from sales and service during the same period in 2003.

   The company and subsidiaries recorded 27.2 million Baht in other revenue (which included 3.4 million Baht gain from foreign exchange), while during the same period in 2003 the company recorded 159.8 million Baht in other revenue (which included 143.0 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 116.3 million Baht, compared with 135.2 million Baht during the same period of last year.

3) The company and subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 17.2 million Baht, compared with a reversal of provision for doubtful of a subsidiary in the amount 11.0 million Baht during the same period of last year.

4) The company and subsidiaries registered 1,281.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 1,066.5 million Baht during the same period in 2003.

5) Interest expenses on short-term and long-term loan totaled 100.8 million Baht (consisting of 97.3 and 3.5 million Baht interest of the company and subsidiaries, respectively), lower than 171.0 million Baht interest expense during the same period in 2003 (consisting of 166.3 and 4.7 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 9.8 million Baht, compared with 4.5 million Baht during the same period in 2003.

7) The company and subsidiaries recorded gain before minority interest of 1,170.6 million Baht, compared with 891.1 million Baht gain before minority interest during the same period in 2003.

8) After minority interest, the company and subsidiries realized a net profit of 1,143.2 million Baht, compared with a net profit of 861.5 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended September 30, 2004 resulted in a net profit compared with a net gain during the same period in 2003 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost is higher and interest expenses is lower.

For your consideration.

Yours faithfully,

Mr. Win Viriyaprapaikit
Authorized Director

Mr. Kamol Juntima
Authorized Director

Deloitte.

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter and nine-month period ended September 30, 2004

Deloitte.

Dedicated to serving businesses
in Thailand for over 65 years

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120
โทร : 66 (0) 2676 5700
แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand
Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at September 30, 2004 and the related consolidated and Company's statements of income for the quarter and nine-month period then ended and the related consolidated and Company's statements of changes in shareholders' equity and cash flows for the nine-month period then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our review. The consolidated financial statements of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the Company's financial statements of Sahaviriya Steel Industries Public Company Limited for the quarter and nine-month period ended September 30, 2003 presented herein for comparison, were reviewed by another auditor of the same firm, whose report thereon dated October 22, 2003, stated that nothing had come to her attention that caused her to believe that the consolidated and the Company's financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We conducted our review in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our review, nothing has come to our attention that causes us to believe that the consolidated and the Company's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated financial statements of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the Company's financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2003 were audited in accordance with generally accepted auditing standards by another auditor of the same firm, whose report thereon dated January 30, 2004 expressed an unqualified opinion on those statements. The consolidated and the Company's balance sheets as at December 31, 2003, presented herein for comparison, were derived from such financial statements. We have not performed any other audit procedures subsequent to such another auditor's report date.

Thanawan Anuratbodee
Certified Public Accountant (Thailand)
Registration No. 3440
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
October 21, 2004

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	2,219,008	108,399	2,179,115	47,049
Current investments (Note 4)	2,878,505	17,495	2,878,505	-
Trade accounts and notes receivable				
Related parties (Note 13.3)	1,235,100	1,787,097	1,219,199	1,765,818
Others	1,141,755	939,795	1,138,110	936,744
	2,376,855	2,726,892	2,357,309	2,702,562
Less Allowance for doubtful accounts (Note 14)	(398,844)	(405,051)	(393,888)	(400,095)
Trade accounts and notes receivable - net	1,978,011	2,321,841	1,963,421	2,302,467
Short-term loans and advances to related parties (Note 13.2)	5,104	3,051	5,132	3,062
Inventories (Note 5)	8,275,959	8,433,439	8,287,293	8,450,417
Other current assets				
Advance payments	1,079,980	682,993	1,081,501	682,989
Refundable value-added-tax	86,015	32,456	84,010	28,265
Other receivables	473	470	719	707
Prepaid expenses	23,193	14,396	21,789	13,310
Deposit at bank used as collateral	16,200	16,200	-	-
Others	65,506	31,106	56,341	18,635
Total Current Assets	16,627,954	11,661,846	16,557,826	11,546,901
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	-	-	856,324	767,143
Other long-term investments (Note 13.1)	561,621	561,621	561,621	561,621
Property, plant and equipment - net (Note 6)	17,528,618	17,009,451	15,445,182	15,061,607
Other non-current assets (Note 7)	41,793	68,592	6,046	13,004
Total Non-Current Assets	18,132,032	17,639,664	16,869,173	16,403,375
TOTAL ASSETS	34,759,986	29,301,510	33,426,999	27,950,276

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 8)				
Short-term loans	-	290,000	-	290,000
Trade finance loans	436,033	-	436,033	-
Trade accounts and notes payable	1,993,345	1,211,787	2,009,873	1,194,118
Current portion of long-term loans (Note 9)	607,597	240,663	388,000	-
Current portion of debentures (Note 10)	720,000	-	720,000	-
Current portion of liabilities under hire-purchase agreements	1,357	6,179	290	2,627
Other current liabilities				
Accrued expenses	158,559	209,151	171,958	219,224
Others	407,289	134,861	367,900	72,163
Total Current Liabilities	4,324,180	2,092,641	4,094,054	1,778,132
NON-CURRENT LIABILITIES				
Long-term loans (Note 9)	7,594,285	6,794,016	7,212,000	6,400,000
Debentures (Note 10)	2,530,000	4,000,000	2,530,000	4,000,000
Other non-current liabilities				
Liabilities under hire-purchase agreements	661	4,706	109	3,451
Total Non-Current Liabilities	10,124,946	10,798,722	9,742,109	10,403,451
TOTAL LIABILITIES	14,449,126	12,891,363	13,836,163	12,181,583

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
1,310,128,000 ordinary shares of Baht 10.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT) ON CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 6.2)	5,668,897	5,984,283	5,668,897	5,984,283
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	2,991,939	(1,145,590)	2,991,939	(1,145,590)
Total Company Shareholders' Equity	19,590,836	15,768,693	19,590,836	15,768,693
MINORITY INTEREST	720,024	641,454	-	-
Total Shareholders' Equity	20,310,860	16,410,147	19,590,836	15,768,693
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	34,759,986	29,301,510	33,426,999	27,950,276

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
REVENUES				
Revenues from the sales of goods	9,678,833	7,318,373	9,677,696	7,317,067
Revenues from the rendering of services	49,201	52,130	-	-
Other income				
Gain on exchange	3,401	142,956	4,254	143,655
Others	23,818	16,820	23,319	7,210
Share of profit from investment using the equity method	-	-	30,577	31,652
Total Revenues	9,755,253	7,530,279	9,735,846	7,499,584
EXPENSES				
Cost of the sales of goods	8,311,037	6,259,876	8,397,127	6,352,705
Cost of the rendering of services	63,884	79,738	-	-
Selling and administrative expenses	113,205	134,091	102,377	118,234
Doubtful accounts (Reversal)	(17,228)	(11,021)	(6,207)	-
Other expenses				
Loss on disposal and obsolescence of equipment	1,237	74	1,202	6
Others	828	-	-	-
Directors' remuneration	1,010	1,000	870	840
Total Expenses	8,473,973	6,463,758	8,495,369	6,471,785

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		1,281,280	1,066,521	1,240,477	1,027,799
INTEREST EXPENSE		100,818	170,954	97,282	166,321
INCOME TAX EXPENSE		9,819	4,466	-	-
INCOME AFTER TAX		1,170,643	891,101	1,143,195	861,478
NET INCOME OF MINORITY INTEREST		(27,448)	(29,623)	-	-
NET INCOME		1,143,195	861,478	1,143,195	861,478
EARNINGS PER SHARE (Note 11)					
Basic earnings per share	BAHT	0.87	1.01	0.87	1.01
Diluted earnings per share	BAHT	-	0.72	-	0.72
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	1,310,128	853,000	1,310,128	853,000
Diluted earnings per share	'000 SHARES	-	1,310,143	-	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
REVENUES				
Revenues from the sales of goods	26,294,102	22,308,467	26,291,359	22,305,837
Revenues from the rendering of services	170,023	179,696	-	-
Other income				
Gain on exchange	-	206,903	1,649	207,908
Others	55,405	57,948	55,658	44,568
Share of profit from investment using the equity method	-	-	95,643	109,047
Total Revenues	26,519,530	22,753,014	26,444,309	22,667,360
EXPENSES				
Cost of the sales of goods	21,253,737	18,797,643	21,518,100	19,087,136
Cost of the rendering of services	200,812	221,122	-	-
Selling and administrative expenses	359,309	541,553	322,722	492,916
Doubtful accounts (Reversal)	(28,249)	(26,957)	(6,207)	-
Other expenses				
Loss on exchange	392	-	-	-
Loss on disposal and obsolescence of equipment	161,207	8,107	160,988	7,865
Others	2,388	-	1,533	-
Directors' remuneration	5,650	8,885	5,190	8,405
Total Expenses	21,955,246	19,550,353	22,002,326	19,596,322

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		4,564,284	3,202,661	4,441,983	3,071,038
INTEREST EXPENSE		316,780	589,291	304,454	571,665
INCOME TAX EXPENSE		25,195	13,482	-	-
INCOME AFTER TAX		4,222,309	2,599,888	4,137,529	2,499,373
NET INCOME OF MINORITY INTEREST		(84,780)	(100,515)	-	-
NET INCOME		4,137,529	2,499,373	4,137,529	2,499,373
EARNINGS PER SHARE (Note 11)					
Basic earnings per share	**BAHT**	3.16	2.93	3.16	2.93
Diluted earnings per share	**BAHT**	-	2.17	-	2.17
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Basic earnings per share	**'000 SHARES**	1,310,128	853,000	1,310,128	853,000
Diluted earnings per share	**'000 SHARES**	-	1,310,143	-	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	(5,848,037)	397,173	9,348,075
Amortization	-	-	(242,500)	-	-	(242,500)
Net income	-	-	-	2,499,373	-	2,499,373
Minority interest increase	-	-	-	-	97,510	97,510
Ending balance, September 30, 2003	8,530,000	-	6,026,439	(3,348,664)	494,683	11,702,458
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	(1,145,590)	641,454	16,410,147
Amortization	-	-	(315,386)	-	-	(315,386)
Net income	-	-	-	4,137,529	-	4,137,529
Minority interest increase	-	-	-	-	78,570	78,570
Ending balance, September 30, 2004	13,101,280	(2,171,280)	5,668,897	2,991,939	720,024	20,310,860

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	(5,848,037)	8,950,902
Amortization	-	-	(242,500)	-	(242,500)
Net income	-	-	-	2,499,373	2,499,373
Ending balance, September 30, 2003	8,530,000	-	6,026,439	(3,348,664)	11,207,775
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	(1,145,590)	15,768,693
Amortization	-	-	(315,386)	-	(315,386)
Net income	-	-	-	4,137,529	4,137,529
Ending balance, September 30, 2004	13,101,280	(2,171,280)	5,668,897	2,991,939	19,590,836

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	4,137,529	2,499,373	4,137,529	2,499,373
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (Reversal)	(28,249)	(26,957)	(6,207)	-
Depreciation	449,167	457,889	383,237	398,429
Amortization	11	-	-	-
Provision for diminution in value				
of inventories (Reversal)	(6,373)	(4,916)	(6,373)	(4,916)
Additional (deduction of) interest on debt restructuring	(1,530)	157,539	-	161,516
Realized gain on exchange	(1,159)	(164,885)	(1,159)	(164,885)
Unrealized gain on exchange	(19,331)	(15,115)	(19,331)	(15,115)
Gain on sales of current investment	-	(15,036)	-	-
Gain on sales of property, plant and equipment	(1,213)	(383)	(1,172)	(383)
Loss on disposal of property, plant and equipment	161,207	39,169	160,988	38,927
Gain on redemption of debentures before maturity	(5,853)	-	(5,853)	-
Share of profit from investments using				
the equity method	-	-	(95,643)	(109,047)
Minority interest	84,780	100,515	-	-
Net income from operations before				
changes in operating assets and liabilities	4,768,986	3,027,193	4,546,016	2,803,899
Operating assets (increase) decrease				
Trade accounts and notes receivable - related parties	551,997	(357,142)	546,619	(356,500)
Trade accounts and notes receivable - others	(203,159)	(263,748)	(202,567)	(263,721)
Inventories	163,853	2,346,979	169,497	2,368,354
Short-term loans and advances to related parties	(53)	58	(70)	135
Advances to director	-	2,742	-	-
Advance payments	(396,986)	(188,372)	(398,512)	(188,386)
Refundable value-added-tax	(53,559)	76,743	(55,746)	79,079
Other receivables	22,039	23,705	(11)	1,021
Prepaid expenses	(8,797)	(12,438)	(8,479)	(11,801)
Other current assets - others	(1,871)	8,577	(5,178)	(2,894)
Other non-current assets	27,644	(76,981)	6,958	(7,057)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Trade accounts and notes payable	774,573	(388,724)	808,771	(395,667)
Accrued expenses	(50,591)	(55,031)	(47,266)	(54,723)
Other current liabilities - others	269,800	85,557	293,110	85,503
Net cash provided by operating activities	5,863,876	4,229,118	5,653,142	4,057,242
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash paid for purchases of current investments	(2,861,010)	(150,000)	(2,878,505)	-
Cash paid for purchases of property, plant and equipment	(1,452,364)	(572,152)	(1,237,093)	(442,974)
Proceeds from sales of property, plant and equipment	1,583	1,197	1,543	1,197
Proceeds from sales of current investments	-	367,531	-	-
Short-term loans and advances to related parties	(2,000)	(3,000)	(2,000)	(3,000)
Net cash used in investing activities	(4,313,791)	(356,424)	(4,116,055)	(444,777)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loan decrease	(290,000)	(884,000)	(290,000)	(884,000)
Trade finance loans increase (decrease)	434,805	(1,901,784)	434,805	(1,901,784)
Cash repayment of long-term loans	(151,267)	(4,985,996)	-	(4,848,769)
Proceeds from long-term loans	1,320,000	-	1,200,000	-
Cash repayment for early redemption of debentures	(744,147)	-	(744,147)	-
Proceeds from issuance of debentures	-	4,000,000	-	4,000,000
Cash repayment for early redemption of long-term liabilities under hire-purchase agreements	(5,867)	(4,592)	(5,679)	(2,673)
Cash repayment of liability for purchase of land	(3,000)	(2,000)	-	-
Net cash provided by (used in) financing activities	560,524	(3,778,372)	594,979	(3,637,226)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
Net increase (decrease) in cash and cash equivalents	2,110,609	94,322	2,132,066	(24,761)
Cash and cash equivalents as at January 1	108,399	111,109	47,049	44,540
Cash and cash equivalents as at September 30	2,219,008	205,431	2,179,115	19,779
Supplemental cash flow information:				
Cash paid for interest	378,547	476,520	359,392	454,586
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	1,012	3,659	-	3,219
Transfer of long-term loans to current portion	607,597	238,402	388,000	-
Transfer of debentures to current portion	720,000	-	720,000	-
Amortization of unrealized increment per asset appraisal	218,937	240,416	206,265	234,284

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
"UNAUDITED"

1. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Since 2002, the Government continuously issued various measures regarding the antidumping and countervailing of imported goods with the measures which are still in effect as follows:

1. On May 22, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 7, 49, 51, 53, 57 and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement that the Committee had an ultimate judgement on May 16, 2003 that there were a dumping and a damage from the dumping of coil and non-coil hot rolled steel originated from 14 countries according to Section 19 (1) of the Antidumping and Countervailing Act B.E. 2542, thus the antidumping duties are imposed which minimum and maximum rates are in the range between 3.45% to 128.11% of CIF value for the period of 5 years from May 22, 2003, except the imported hot rolled steel for re-export.

2. On July 11, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the exemption of antidumping duties for coil and non-coil hot rolled steel imported for cold-rolling and further processing for downstream users and assigned the Department of Foreign Trade to monitor the import under the pre-determined volume for the period of 5 years from July 21, 2003 to May 26, 2008.

3. On March 11, 2004, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the antidumping duties for coil and non-coil hot rolled steel originated from 14 countries at zero% of CIF for the period of 6 months from March 19, 2004 to September 18, 2004. At present, the antidumping duties are imposed at the rates as stated in item 1 above.

As a result of continuous measures of the Government as mentioned above, the Company has significant amount of profit from its operations attributable to significant increase in sales volume, which domestic demand for hot rolled steel increased from economic recovery in construction and auto-mobile industries and the increase in average price of hot rolled steel which is in line with the increase in world market price.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

2.1 Format of the interim consolidated and Company's financial statements are presented in accordance with the Notification of the Department of Commercial Registration (Currently the Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2544".

The Company prepares its interim financial statements in conformity with accounting standards which is related to interim financial statements and practices generally accepted in Thailand.

2.2 The results of operations for the nine-month period ended September 30, 2004 are not necessarily indicative of the operating results anticipated for the full year.

2.3 The consolidated and Company's balance sheets as at December 31, 2003, presented herein for comparison, have been derived from the financial statements of the Company for the year then ended which have been audited.

2.4 Certain financial information which is normally included in the annual financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. Therefore, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2003.

2.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

2.6 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

2.7 Format of the interim consolidated and Company's financial statements are presented in accordance with the Explanation of the Department of Business Development dated November 5, 2003 regarding "The Brief Particulars in the Financial Statements (No.2) B.E.2546" by presenting the premium on ordinary shares in the net amount after offsetting with the discount on ordinary shares in the interim financial statements for the nine-month period ended September 30, 2004. Such reclassification has been made to the interim financial statements for the nine-month period ended September 30, 2003 to conform to the classification used in the current period's interim financial statements.

2.8 The financial statements for the year ended December 31, 2003 have been reclassified to conform to the classifications presented in the interim financial statements for the nine-month period ended September 30, 2004. Such reclassifications are as follows:

- Other long-term investments totalling Baht 561,621,446 which was previously presented as part of investments using the equity method in the financial statements for 2003 was reclassified to be presented as other long-term investments.

- Accounts payable for machinery and equipment purchased and other payable totalling Baht 26,323,173 which were previously presented as part of trade accounts and notes payable in the financial statements for 2003 were reclassified to be presented as part of other current liabilities.

The interim financial statements for the nine-month period ended September 30, 2003 have been reclassified to conform to the classifications presented in the interim financial statements for the nine-month period ended September 30, 2004. Such reclassification is as follows:

- Commission expense for the nine-month period ended September 30, 2003 of Baht 7,682,289 which was previously presented as a deduction from revenues from the sale of goods, was reclassified to be presented as part of selling and administration expenses.

2.9 Additional information regarding related party transactions have been disclosed in Note 13 to the interim financial statements for the quarter and nine-month period September 30, 2004, and such additional information has also been disclosed in the interim financial statements for the quarter and nine-month period ended September 30, 2003 to conform to the disclosure in the current period's interim financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2003.

4. CURRENT INVESTMENTS

Current investments consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
	Baht'000	Baht'000	Baht'000	Baht'000
Fixed deposit for 1 year	-	17,495	-	-
Bond and treasury bills, net	2,878,505	-	2,878,505	-
	2,878,505	17,495	2,878,505	-

Bond and treasury bills of Baht 2,878,504,676 as of September 30, 2004 comprise bonds of Bank of Thailand with face value of Baht 250,000,000 and maturity of 48 days and treasury bills of the Bank of Thailand with face value of Baht 2,630,000,000 and maturity of 26 days, which are presented net of deferred interest income amounting to Baht 1,495,324.

5. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
	Baht'000	Baht'000	Baht'000	Baht'000
Finished goods	2,534,348	2,535,057	2,545,006	2,550,903
Raw materials	2,351,160	3,853,250	2,360,495	3,874,624
Spare parts and consumable goods	1,037,015	961,577	1,028,356	941,335
Goods in transit	2,615,870	1,352,362	2,615,870	1,352,362
	8,538,393	8,702,246	8,549,727	8,719,224
Less Provision for loss on diminution in value of spare parts and consumable goods	(262,434)	(268,807)	(262,434)	(268,807)
	8,275,959	8,433,439	8,287,293	8,450,417

As at September 30, 2004 and December 31, 2003, all finished goods and raw materials are pledged as collateral for short-term and long-term loans from banks (see Notes 8 and 9).

6. PROPERTY, PLANT AND EQUIPMENT - NET

6.1 As at September 30, 2004 and December 31, 2003, certain land, buildings and machinery representing approximately 83% and 89%, respectively of the total net book value of such assets are mortgaged as collateral for bank overdrafts, loans from banks, long-term loans and debentures (see Notes 8, 9 and 10).

6.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first appraisal in 1997. In 2003, Prachuap Port Company Limited engaged such company to reappraise its berth and facilities for the second time after the first appraisal in 1998. The appraisal reports submitted by the appraiser were as of December 11, 2002 and August 28, 2003, respectively.

The results of the second appraisals of the Company and subsidiary were as follows:

		Baht : '000
	The Company only	**Subsidiary**
Appraisal increment - net		
Land	3,902	3,689
Buildings	241,085	1,919
Machinery	5,365,065	-
Facilities	10,700	126,348

The increment from the appraisal was recorded in the account as unrealized increment per assets appraisal and was included as part of shareholders' equity. The decrease was recorded in the statement of income for the year the revaluation was performed.

The method of appraisal for the value of buildings, machinery, berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

In addition, the Company and such subsidiary has evaluated the recoverable amounts by using the discounted cash flow method, and have determined that the recoverable amounts to be higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at September 30, 2004 and December 31, 2003, the Company, a subsidiary and a related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY				
	September 30, 2004				
	Land	**Building**	**Machinery**	**Berth and Facilities**	**Total**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
Unrealized increment per assets appraisal of :					
The Company	3,902	204,630	4,746,038	9,072	4,963,642
The subsidiary	1,706	996	-	140,932	143,634
The related company	-	-	561,621	-	561,621
	5,608	205,626	5,307,659	150,004	5,668,897

.../5

	CONSOLIDATED AND THE COMPANY ONLY				
	December 31, 2003				
	Land	Building	Machinery	Berth and Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	220,041	5,038,852	9,770	5,272,565
The subsidiary	1,847	1,266	-	146,984	150,097
The related company	-	-	561,621	-	561,621
	5,749	221,307	5,600,473	156,754	5,984,283

6.3 The Company has the assets which are fully depreciated but are still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
	Baht'000	Baht'000	Baht'000	Baht'000
Cost of assets (excluded appraisal increase) before fully depreciated	370,534	335,910	282,509	255,332

6.4 The Company may be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 22.5 million, located on the leased land under dispute. Currently, the case is pending in the Supreme Court.

6.5 As at September 30, 2004 and December 31, 2003, the Company and subsidiary capitalized interest expenses incurred from loans for the construction projects as part of cost of assets in the amount of Baht 31.7 million and Baht 4.5 million, respectively.

7. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
	Baht'000	Baht'000	Baht'000	Baht'000
Deposits	40,948	68,592	6,046	13,004
Software licenses - net	845	-	-	-
Receivable from cancellation of shipbuilding contract	88,608	110,650	-	-
	130,401	179,242	6,046	13,004
Less Allowance for doubtful account - Receivable from cancellation of shipbuilding contract	(88,608)	(110,650)	-	-
	41,793	68,592	6,046	13,004

Receivable from cancellation of shipbuilding contract represented the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract with the supplier relating to the tugboats. The supplier agreed to return all the money received of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. From 2002 to September 30, 2004, the subsidiary received total repayment of USD 1.80 million or Baht 79.35 million. However, the subsidiary has provided for the allowance for doubtful debt for the remaining amount as at September 30, 2004 and December 31, 2003, due to the uncertainty of the recoverability.

.../6

8. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at September 30, 2004 and December 31, 2003, the Company has short-term trade financing facilities from financial institutions according to the loan agreement dated September 15, 2003 with a total maximum credit limit of Baht 17,000 million. The trade financing facilities include bank overdraft, letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Note 5).

As at September 30, 2004 and December 31, 2003, the Company has unused short-term credit facilities of Baht 5,695 million and Baht 8,605 million, respectively, from the revolving trade financing facilities. Fee and withdrawal terms are in accordance with the long-term loan agreement.

9. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004 Baht'000	December 31, 2003 Baht'000	September 30, 2004 Baht'000	December 31, 2003 Baht'000
Loan repayable semi-annually from March 2005 onwards	5,600,000	5,600,000	5,600,000	5,600,000
Loan repayable semi-annually from June 2005 onwards	1,000,000	-	1,000,000	-
Loan repayable semi-annually from September 2005 onwards	1,000,000	800,000	1,000,000	800,000
Loan repayable monthly from April 2002 - May 2003 and semi-annually from June 2003 onwards	397,503	548,770	-	-
Loan repayable monthly from March 2005 onwards	200,000	80,000	-	-
	8,197,503	7,028,770	7,600,000	6,400,000
Less Current portion	(607,597)	(240,663)	(388,000)	-
	7,589,906	6,788,107	7,212,000	6,400,000
Add Difference of interest per effective interest rate and interest rate per debt restructuring agreement	4,379	5,909	-	-
	7,594,285	6,794,016	7,212,000	6,400,000

The Company and subsidiary have long-term loan agreements as follows:

1. On September 15, 2003, the Company and the lending banks entered into the credit facilities agreement. The details of such loans are as follows:

   1.1 Long-term loans amounting to Baht 8,000 million with the lending banks which consist of convertible debentures of Baht 2,400 million, that were all converted into ordinary shares in December 2003, and long-term loan of Baht 5,600 million with 10 year maturity, interest rates at an average MLR less 1.5% per annum from the agreement date to the third year, at an average MLR less 1% per annum from the third year to the fifth year and at an average MLR less 0.5% per annum from the fifth year onwards, such interest rates must not be less than interest rate of secured debentures (see Note 10) plus 0.75% per annum. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from March 31, 2005.

       During the quarter ended September 30, 2004, the lending banks have reduced interest rates of long-term loans amounting to Baht 5,600 million from average MLR less 1.5% per annum to fixed rate at 3.5% per annum for the period of 6 months from August 1, 2004 to January 31, 2005.

   1.2 Short-term loan for trade financing with maximum credit of Baht 17,000 million with the existing lenders and other financial institutions (see Note 8).

   Subsequently, on December 29, 2003, the Company and the existing lenders have entered into the credit facility agreement for additional long-term loans of Baht 2,000 million with 3.5-year maturity and fixed interest rate at 3.75% per annum. The interest is payable semi-annually and principal repayment is payable in an equal amount semi-annually starting from June 2005. As at September 30, 2004, the Company has already made a withdrawal of Baht 1,000 million and as at December 31, 2003, the Company had not yet made any withdrawal of such long-term loan.

2. On September 11, 2003, the Company entered into a long-term loan agreement with a financial institution amounting to Baht 1,000 million with 10-year maturity, fixed interest rate at 4% per annum from the agreement date to September 30, 2008 and at an average MLR less 0.5% per annum from October 1, 2008 onwards. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from September 30, 2005. As at September 30, 2004 and December 31, 2003, the Company has already made a withdrawal of Baht 1,000 million and Baht 800 million, respectively.

Such loans per items 1 and 2 above are secured by the mortgage of land, buildings, machinery and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Notes 5 and 6.1).

In addition, both loan agreements contain certain covenants regarding the operations, financial ratios and financial position, maintenance of shareholders' equity in Prachuap Port Company Limited at not less than 51% of issued and paid up share capital of such subsidiary and prohibition of dividend payments higher than 60% of net income in each fiscal year. The agreement also includes the covenant on forbidding the Company to pledge its investment in share or create any obligation thereon. The Company thus has to comply with certain conditions contained in such loan agreements.

3. Prachuap Port Company Limited, a subsidiary, entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt included :

   3.1 Extension of all long-term and short-term principal loan amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 9-year maturity, 3-year grace period of principal repayment with principal repayment monthly in the fourth year from April 2002 and principal repayment every 6 months starting from the fifth year on June 30, 2003 with interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank.

3.2 Modification of terms of payment of Baht 199 million accrued interest into Baht 86 million long-term loan with maturity of 3 years and 1 month, 2-year grace period for principal repayment, no interest charge during the whole life of loan and monthly principal repayment starting from the third year on April 30, 2001. The remaining Baht 113 million is considered as debt forgiveness, provided that such subsidiary complies with the terms of debt restructuring agreement and makes payments in full for the two portions of long-term loan. Such loan is guaranteed by certain directors and the mortgage of land as collateral.

Subsequently, such subsidiary received the letter from the bank to forgive the debt of Baht 113 million, which was effective on October 1, 2003, therefore the subsidiary recognized such amount as gain from debt forgiveness in the statement of income for the year ended December 31, 2003.

4. On September 5, 2003, such subsidiary entered into another long-term loan agreement with a commercial bank totaling Baht 650 million with 6 year maturity, and bearing interest rate at 3 month fixed deposit rate of the bank plus 3%, 3.5%, 4% per annum for the first two years, the third year, and the fourth year onward, respectively. Interest is payable monthly and the grace period for principal is one and a half years, which will be due in February 2005. The first installment payment will be due on the last working day of March 2005 and the following installment payment will be payable at the end of each month. Such long-term loan is secured by the mortgage of land and building and expanding berth construction. As at September 30, 2004 and as at December 31, 2003, such subsidiary made a withdrawal of Baht 200 million and Baht 80 million, respectively.

The above loan agreement contains certain covenants regarding the operations, financial ratios and financial position. The subsidiary thus has to comply with certain conditions contained in above loan agreement.

10. DEBENTURES

Debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004 Baht'000	December 31, 2003 Baht'000	September 30, 2004 Baht'000	December 31, 2003 Baht'000
Debentures	3,250,000	4,000,000	3,250,000	4,000,000
Less Current portion	(720,000)	-	(720,000)	-
	2,530,000	4,000,000	2,530,000	4,000,000

On September 17, 2003, the Company had proceeds from sales of debentures to institutional investors totaling Baht 4,000 million with detail as follows:

1. Secured amortizing debentures No. 1 series 1 of 1,800,000 units with total value of Baht 1,800 million with 3.5 years maturity, which principal will be equally redeemed semi-annually starting from March 17, 2005 and will be due in 2007. The interest rate is fixed at 3.5% per annum and payable semi-annually.

   Secured amortizing debentures No. 1 series 2 of 1,450,000 units with total value of Baht 1,450 million with 4.5 years maturity, which principal will be equally redeemed semi-annually starting from September 17, 2007 and will be due in 2008. The interest rate is floated at the average of 6 month fixed deposit rates of 4 commercial banks plus 2.75% per annum and payable semi-annually.

.../9

2. Secured debentures No. 2 of 750,000 units with total value of Baht 750 million with 5 years maturity after issuing date of debentures, which will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 3% per annum and payable semi-annually.

   Subsequently on April 23, 2004, the Company has redeemed certain portion of such secured debentures of 600,000 units with total face value of Baht 600 million in the amount of Baht 595 million and on August 23, 2004, the Company has redeemed the remaining portion of such secured debentures of 150,000 units with total face value of Baht 150 million in the amount of Baht 149 million.

The debentures are secured by the mortgage of land, buildings, and machinery at current production capacity (see Note 6.1) and machinery, which will be acquired for production capacity expansion project. The proceeds from these debentures were used to repay a portion of long-term loans under restructuring debts agreement and/or investing in the expansion project.

11. EARNINGS PER SHARE

For the quarter and nine-month period ended September 30, 2004, the Company does not have any ordinary shares equivalent for calculation of diluted earnings per share.

For the quarter and nine-month period ended September 30, 2003, the Company has convertible debentures of Baht 2,400 million which the initial conversion price was lower than the average fair value of ordinary shares. Therefore the diluted earnings per share was presented.

12. FOREIGN EXCHANGE RISK MANAGEMENT

As at September 30, 2004 and December 31, 2003, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		September 30, 2004	December 31, 2003
Assets	- US Dollar	16,344,902	12,601,271
Liabilities	- US Dollar	54,257,771	24,673,997
	- Italian Lira	51,770,995	51,770,995
	- Deutsche Mark	16,159	16,159
	- Yen	1,957,600	37,600
	- Euro	1,148,089	268,800
	- Pound Sterling	11,015	13,675
	- Swiss Franc	-	396

As at September 30, 2004, the Company entered into hedging contracts for existing assets and committed assets of USD 2.2 million which are due for receipt in 2004 and entered into hedging contracts for existing liabilities and committed liabilities of EUR 26.3 million which are due in 2004.

As at December 31, 2003, the Company did not enter into any hedging contracts to cover assets which were due for receipt in 2004 or for liabilities which were due in 2004.

13. TRANSACTIONS WITH RELATED PARTIES

The Company and subsidiaries have transactions with related parties. These related parties are investee companies and/or having mutual directors or companies which directors are major shareholders and/or have common directors, and the Company employees' savings cooperative. The financial statements reflect the effects of these transactions on the basis determined by the Company and the subsidiaries and the related parties and are in the ordinary course of business.

13.1 Investments in subsidiary, associate, and related parties

	Types of business	Relationship	Issued and paid up capital	% of Shareholding	September 30, 2004 Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	106,911	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	749,413	-	-
					279,000	856,324	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

	Types of Business	Relationship	Issued and Paid up Capital	% of Shareholding	December 31, 2003 Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance Service	Shareholder	75,000	99.99	75,000	99,508	-	-
Prachuap Port Company Limited	Deep-sea port services	Shareholder	400,000	51.00	204,000	667,635	-	-
					279,000	767,143	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled Coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

.../11

13.2 Loans and advances between the Company and subsidiary, associates, and related parties

	Balance as at December 31, 2003 Baht'000	Additions Baht'000	Repayments/ Settlements Baht'000	Balance as at September 30, 2004 Baht'000
CONSOLIDATED				
Short-term loan				
Related parties	3,000	5,000	(3,000)	5,000
Advances				
Related parties	51	1,340	(1,287)	104
Total	3,051	6,340	(4,287)	5,104
THE COMPANY ONLY				
Short-term loan				
Related parties	3,000	5,000	(3,000)	5,000
Advances				
Subsidiary company	11	675	(658)	28
Related parties	51	1,340	(1,287)	104
	62	2,015	(1,945)	132
Total	3,062	7,015	(4,945)	5,132

13.3 Business transactions

Balances with related parties in the balance sheets are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2004 Baht'000	December 31, 2003 Baht'000	September 30, 2004 Baht'000	December 31, 2003 Baht'000
Trade accounts and notes receivable - net				
Related parties	1,235,100	1,787,097	1,219,199	1,765,818
Less Allowance for doubtful account	(4,956)	(4,956)	-	-
Trade accounts and notes receivable - net	1,230,144	1,782,141	1,219,199	1,765,818
Advance payment				
Subsidiary company	-	-	1,577	-
Other receivables				
Subsidiary company	-	-	431	423
Related parties	124	118	-	-
	124	118	431	423
Other current assets - others				
Subsidiary company	-	-	363	280
Related parties	18,050	14,966	17,386	14,415
	18,050	14,966	17,749	14,695
Other assets				
Related parties	4,840	4,840	3,591	3,591
Trade accounts payable				
Subsidiary company	-	-	30,299	23,467
Related parties	14,561	18,909	14,503	18,799
	14,561	18,909	44,802	42,266
Other accounts payable				
Subsidiary company	-	-	7,817	-
Related parties	87	90	-	-
	87	90	7,817	-
Accrued expenses				
Subsidiary company	-	-	18,886	17,730
Related parties	38,867	23,676	38,867	23,676
	38,867	23,676	57,753	41,406

Transactions with related parties in the statements of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	For the quarters ended September 30,			
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties	3,605,802	3,582,525	3,605,685	3,582,422
Service income				
Related parties	22,847	25,633	-	-
Other income (before deduction of the related costs)				
Subsidiary company	-	-	1,181	1,153
Related parties	47,026	44,149	46,978	44,090
	47,026	44,149	48,159	45,243
Cost of sales				
Subsidiary company	-	-	86,413	102,232
Related parties	27,964	43,904	27,964	43,904
	27,964	43,904	114,377	146,136
Selling and administrative expenses				
Subsidiary company	-	-	7,224	6,005
Related parties	65,060	58,498	64,079	57,504
	65,060	58,498	71,303	63,509

	CONSOLIDATED		THE COMPANY ONLY	
	For the nine-month period ended September 30,			
	2004	2003	2004	2003
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties	11,830,831	9,904,144	11,830,315	9,903,725
Service income				
Related parties	86,544	94,232	-	-
Other income (before deduction of the related costs)				
Subsidiary company	-	-	3,356	3,415
Related parties	148,551	138,823	148,362	136,439
	148,551	138,823	151,718	139,854
Cost of sales				
Subsidiary company	-	-	264,522	289,982
Related parties	740,111	111,072	740,111	111,072
	740,111	111,072	1,004,633	401,054
Selling and administrative expenses				
Subsidiary company	-	-	19,227	21,355
Related parties	172,843	186,030	169,947	183,034
	172,843	186,030	189,174	204,389

The Company has policies to sell the products to shareholders' group and related parties at the same price sold to the third party which is subject to purchased volumes and related marketing factors.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are domestic freights are payable at the rates as agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates as determined by the Ministry of Transportation and subject to service volumes and related marketing factors.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates as agreed in the long-term maintenance service agreement of which the terms can be modified according to business circumstances and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

14. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

As at September 30, 2004, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivables aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
6 - 12 months	2	35	-	-
Over 12 months	6	398,844	5	393,888
Total		398,879		393,888
Allowance for doubtful accounts recorded		398,844		393,888

As at December 31, 2003, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 - 6 months	1	211	-	-
6 - 12 months	1	6,207	1	6,207
Over 12 months	6	398,844	5	393,888
Total		405,262		400,095
Allowance for doubtful accounts recorded		405,051		400,095

.../14

15. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of business	Revenues and other income		Net income		Assets employed	
		For the quarter ended September 30,				September 30,	December 31,
		2004	2003	2004	2003	2004	2003
		Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	9,735,846	7,499,584	1,143,195	861,478	33,426,999	27,950,276
West Coast Engineering Company Limited	Maintenance Services	86,590	76,678	7,158	4,318	160,029	175,270
Prachuap Port Company Limited	Deep-sea port services	86,337	111,026	51,769	53,432	2,133,050	2,034,056
		9,908,773	7,687,288	1,202,122	919,228	35,720,078	30,159,602
Less Inter-company transactions		(153,520)	(157,009)	(31,480)	(28,127)	(960,092)	(858,092)
		9,755,253	7,530,279	1,170,642	891,101		
Less Minority interest in net income				(27,447)	(29,623)		
Net income				1,143,195	861,478		
total assets						34,759,986	29,301,510

	Types of Business	Revenues and other Income		Net income	
		For the nine-month periods ended September 30,			
		2004	2003	2004	2003
		Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	26,444,309	22,667,360	4,137,529	2,499,373
West Coast Engineering Company Limited	Maintenance services	246,952	229,195	15,429	10,537
Prachuap Port Company Limited	Deep-sea port services	269,082	311,884	157,030	200,097
		26,960,343	23,208,439	4,309,988	2,710,007
Less Inter-company transactions		(440,813)	(455,425)	(87,679)	(110,119)
		26,519,530	22,753,014	4,222,309	2,599,888
Less Minority interest in net income				(84,780)	(100,515)
Net income				4,137,529	2,499,373

16. COMMITMENTS, LETTERS OF GUARANTEE AND CONTINGENCIES

16.1 The Company has capital commitments regarding the agreements for construction of plant, purchases of machinery and equipment including Pickling and Oiling Plant Project, Capacity Expansion project and related expenses amounting to approximately Baht 435.86 million, USD 3.66 million, EUR 34.17 million, and POUND 0.06 million as at September 30, 2004 and Baht 369.32 million, USD 56.63 million, and EUR 3.95 million as at December 31, 2003.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately USD 122.08 million and EUR 26.57 million as at September 30, 2004 and USD 56.86 million and EUR 4.98 million as at December 31, 2003.

The two subsidiaries have capital commitments regarding capital expenditure and construction contract amounting to approximately Baht 345.84 million and Baht 451.96 million as at September 30, 2004 and December 31, 2003, respectively.

16.2 The Company and subsidiaries have letters of guarantee issued by banks on their behalf amounting to approximately Baht 134.57 million and Baht 94.4 million as at September 30, 2004 and December 31, 2003, respectively, in the normal course of business.

16.3 On April 9, 2003, Pongprasasana Sub-district Office filed a lawsuit against the Company to claim for fee of usage of water from Bangsaphan Dam with the claim of approximately Baht 19 million. On May 30, 2003, the Company defended to the court that the Pongprasasana Sub-district Office has no legal power to administer the collection of water usage fee and has no right to file the lawsuit to the Court. Currently, the lawsuit is pending in the Prachuapkhirikan Provincial Court.

16.4 The Company was sued by the Forestry Department in a civil case regarding the project of constructing road to the berth in the amount of approximately Baht 4.9 million. Currently, the case is pending in the Court.

16.5 On March 23, 2004 and March 30, 2004, the Company was the co-defendant in two civil cases involving the total claims of Baht 126 million as a result of incorrect issuing of bills of lading by forwarding agents. The cases are pending at the Primary Court.

17. EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

On October 14, 2004, the Board of Director Meeting No.4/2547 approved the change of par value of ordinary share from Baht 10.00 each to Baht 1.00 each, resulting in the increase in volume of ordinary shares from 1,310,150,000 shares to 13,101,500,000 shares. The Company will hold the Extraordinary Shareholders' Meeting No.1/2547 on November 18, 2004 for approval of such matter.